333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

July 20, 2022

Mr. Ruairi Regan
Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	NRI Real Estate Investment and Technology, Inc. (formerly known as NRI Real Token Inc.) Amended Registration Statement on Form 10 Filed May 19, 2022 File No. 000-56395

Dear Mr. Regan:

On behalf of our client, NRI Real Estate Investment and Technology, Inc., a Maryland corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated June 28, 2022, with respect to the Company’s Amendment No. 2 to the Registration Statement on Form 10 (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on May 19, 2022.

We have revised the Registration Statement in response to the Staff’s comments, and the Company is filing Amendment No. 3 to the Registration Statement on Form 10 (the “Amended Registration Statement”) concurrently with the submission of this letter.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

General

1.	Refer to your response to comment 2. Given that you are now registering the class of Security Tokens on this registration statement, please revise throughout to make clear that the Security Tokens and your common stock are two separate classes of securities. In this regard, it does not appear appropriate to characterize the Security Tokens as representations of your common stock. Please revise accordingly and remove references to “untokenized” common stock. Also confirm that you will amend your articles of incorporation to designate the Security Tokens as a separate class of securities.

Upon further review of the Maryland General Corporation Law (the “MGCL”), the Company and its counsel are of the belief that the Company should only register one security – the Company’s shares of common stock.

NRI Real Estate Investment and Technology, Inc.

July 20, 2022

The shares of common stock may be represented and recorded in the records maintained by, or on behalf of, the Company in three forms: (i) physical certificates (if any); (ii) uncertificated book-entry; or (iii) in digital form using blockchain technology. Investors may choose which of the three forms they wish to use to record their ownership of common stock. Those who choose physical certificates will receive certificates representing their ownership of common stock, when and if the Company’s Board of Directors determines to authorize the issuance of physical certificates. Uncertificated book entry common stock will only be reflected in the records of the Transfer Agent. Those who choose to record their ownership of common stock in digital form will receive a Security Token.

The MGCL does not treat digital securities, such as the Security Tokens, as a separate security recognizable in a Company’s capital structure. Instead, the MGCL permits representation of shares of stock in the form of digital securities that are recorded through means of a distributed electronic database in accordance with Sections 2-114 (Maintenance of records of a corporation) and 2-209 (Stock ledger) of the MGCL. As a result, we do not believe that the Security Tokens should be a separate security class under the Company’s charter.

Regardless of the form in which the common stock is recorded, the underlying security is the same as a matter of applicable Maryland law and the organizational documents of the Company. There is no difference in the rights and privileges of stockholders of the Company based on whether their shares of common stock are represented by physical certificates, held in book-entry only or recorded in digital form as Security Tokens. In other words, changing the form in which the shares of common stock are recorded does not reflect a conversion of one security into a separate security.

Treating the Security Tokens as a separate class from the common stock, as distinct from treating the tokens as a mere digital representation of the common stock, would pose the risk that the tokenization of the shares of common stock would be viewed as an exchange of one class of security for another which would give rise to a taxable event. In contrast, no taxable event would occur upon tokenization where the Security Tokens are viewed as mere digital representations of the shares of common stock and not as a separate class of shares.

The Company further advises the Staff that it will revise the Amended Registration Statement to clarify that the Security Tokens solely represent a form of recordation of the holder’s interest in the Company’s common stock. The Company will remove references of “conversion” into Security Tokens to remove any implication that the holder may be converting from one form of security to another when the holder chooses to have their common stock represented by Security Tokens.

NRI Real Estate Investment and Technology, Inc.

July 20, 2022

2.	Given that you are registering the Security Tokens as a separate class, disclose the extent to which Security Tokens are exchangeable for common stock and shares of common stock are exchangeable for Security Tokens. If so, describe the procedures for exchanges in the Description of the Security Tokens section.

In response to the Staff’s comment with respect to registering the Security Tokens as a separate class, the Company respectfully directs the Staff to the Company’s response to comment 1 above. The Security Tokens are simply one form in which an investor may choose to have ownership evidenced. However, the Company advises the Staff that it will revise the Amended Registration Statement to clarify the procedures for a holder to elect to change the method of recordation of the common stock.

Ownership Structure, page 3

3.	We note your response to prior comment 3; however, you do not appear to have provided any legal analysis as to why the general partnership interest is not a security; therefore, we reissue the comment. We note your responses to comments 4 and 6 in our letter dated March 18, 2022. You indicate that you intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986 and that you intend to qualify as a REIT for federal tax purposes beginning with the taxable year ended December 31, 2022; however, you also indicate that the Sponsor General Partner will have the primary authority to manage and conduct the business of NRI Real Token LP, the Operating Partnership. Given the extent of the managerial powers held by the Sponsor General Partner, please provide us with your legal analysis explaining how you concluded that your general partnership interest in the Operating Partnership should not be characterized as a security, such that you would qualify as a REIT under Section 856(c)(4) of the Code, or revise your disclosures regarding expected tax status accordingly.

In response to the Staff’s comments with respect to the managerial powers held by the Sponsor General Partner and whether the Company’s “general partnership interest should not be characterized as a security, such that [the Company] would qualify as a REIT under Section 856(c)(4) of the Code” we respectfully note the following:

Although Section 856(c)(4) contains various asset tests that REITs are required to meet on a quarterly basis and makes numerous references to “securities,” that Section 856 does not define the term “securities.”

Section 856(c)(5)(F) of the Code provides that all terms not otherwise defined in Section 856 have the same meaning as when used in the Investment Company Act of 1940, as amended; however, Treasury Regulations Section 1.856-3(e) provides that “[t]he term ’securities’ does not include ‘interests in real property’ or ‘real estate assets’ as those terms are defined in section 856” and Treasury Regulations Section 1.856-3.

NRI Real Estate Investment and Technology, Inc.

July 20, 2022

Furthermore, Treasury Regulations Section 1.856-3(g) provides that:

“[i]n the case of a [REIT] which is a partner in a partnership … the [REIT] will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. For purposes of section 856, the interest of a partner in a partnership’s assets shall be determined in accordance with [the partner’s] capital interest in the partnership. The character of the various assets in the hands of the partnership and items of gross income of the partnership shall retain the same character in the hands of the partners for all purposes of section 856. Thus, for example, if the [REIT] owns a 30-percent capital interest in a partnership which owns a piece of real property the [REIT] will be treated as owning 30 percent of such property and as being entitled to 30 percent of the rent derived from the property by the partnership.”

Accordingly, the managerial powers of the Sponsor General Partner are not relevant for purposes of applying the asset tests contained in Section 856(c)(4) , and instead one must “look through” the Company’s interest in the Operating Partnership to the Operating Partnership’s assets (and apply the same look through rule to any direct or indirect partnership interests held by the Operating Partnership). See, e.g., Rev. Rul. 69-40, 1969-1 C.B. 188, P.L.R. 201118015 (May 6, 2011) and P.L.R. 200234054 (Aug. 23, 2002).

In applying this look through rule to the Company’s interest in the Operating Partnership, because all of the Operating Partnership’s direct and indirect assets are real estate assets, interests in real property, cash or cash equivalents and the securities of a taxable REIT subsidiary of the Company, the Company satisfies the requirements of Section 856(c)(4) necessary to qualify as a REIT.

Risk Factors, page 6

4.	We are considering your response to prior comment 4 and may have further comment.

Loss of private key(s), custodial error or investor error may cause the loss of Security Tokens, page 19

5.	Refer to your response to comment 7. Please discuss the risk of loss of Security Tokens in separate subsections, one addressing risks to token holders during the reissuance process and one addressing risks to token holders if a prior transfer was not properly recorded on the transfer agent’s records (i.e., the token is reissued to the holder of record who no longer holds the token).

In response to the Staff’s comment, the Company has revised its risk factors on page 19 of the Amended Registration Statement to address the risk of loss of Security Tokens.

NRI Real Estate Investment and Technology, Inc.

July 20, 2022

Description of Registrant’s Securities to be Registered

Description of the Security Tokens, page 58

6.	Given that you are registering the Security Tokens as a separate class, please disclose the economic, governance, voting rights, and other rights and privileges held by the holders of the Security Tokens and highlight the key differences between the rights and privileges of Security Tokens and common stock.

In response to the Staff’s comment with respect to registering the Security Tokens as a separate class, the Company respectfully directs the Staff to the Company’s response to comment 1 above. The Company will not be registering the Security Tokens as a separate class. The Security Tokens are simply one form of recordation of the holder’s interest in the Company’s common stock, and, as such, there are no differences in the rights and privileges of Security Tokens and common stock.

Security Token Technology, page 58

7.	Refer to your response to comment 11. Please explain why you have qualified the third sentence of the second paragraph on page 59 by “[w]ith respect to the Company. . . .”

In response to the Staff’s comment, the Company has revised the disclosure contained on page 59 of the Amended Registration Statement.

Anticipated ATS for the Security Tokens, ATS fees, and transferability of the Security Tokens, page 59

8.	Please describe how you will maintain compliance with applicable securities regulations concerning the issuance and secondary trading of the Security Tokens.

Like any other issuer that lists its offering on an exchange or an alternative trading system, the Company will not be responsible for effectuating trades in the Securities Tokens. The secondary trading of the Securities Tokens is being conducted by Templum Markets ATS (“Templum”). The Company does not own or control Templum. However, pursuant to the Company’s agreement with Templum, Templum is required to comply with all relevant securities laws and regulations. Templum is a SEC registered broker-dealer and alternative trading system. Templum is a member of FINRA and SIPC. Templum has policies and procedures in place to ensure compliance with securities laws and regulations.

NRI Real Estate Investment and Technology, Inc.

July 20, 2022

Description of Security Tokens

Anticipated ATS for the Security Tokens, ATS fees and transferability of the Security Tokens, page 59

9.	We note your disclosure that the Company intends to facilitate the trading of the Security Tokens on the Templum Markets ATS. Please tell us what activities the Company will engage in to facilitate the trading of the security tokens, and clarify whether the Company will earn or incur any fees related to these activities.

Pursuant to the agreement with Templum, the Company is required to respond to requests for information from Templum related to the Securities Tokens but has no other responsibilities with respect to the facilitating of trading. The Company pays Templum a fixed initial fee and an annual fee for listing the Securities Tokens on Templum. The Company will receive no fees related to trading of the Securities Tokens on Templum.

Procedures for Obtaining Security Tokens

Election to hold Security Tokens, Custodian and Digital Wallets and ATS Trading Process, page 60

10.	Refer to your response to comment 6. Please describe the scope of your onboarding diligence, the extent to which AML and KYC processes are outsourced, the third parties that conduct AML and KYC, and any limitation of liability or indemnification agreements you have with third parties.

AML and KYC checks for purchasers of the Limited Partner interests were conducted by North Capital Private Securities Corporation, an SEC registered broker-dealer and alternative trading system. AML and KYC checks for individuals who will trade the Securities Tokens are to be conducted by Templum, which is also an SEC registered broker-dealer and alternative trading system.

Process for private secondary sales, page 60

11.	Please tell us if it is possible that a scenario could arise whereby you could end up being a custodian for your Security Tokens. If so, please tell us how you have considered the guidance in SAB 121.

The Company has considered the guidance in SAB 121. There does not appear to be a scenario under which the Company can become a custodian for the Security Tokens. The Company intends to hire Bitgo as the designated custodian.

12.	We note your disclosure that the Company expects to sign an agreement to engage Bitgo as the Company’s designated custodian. Please tell us whether you expect to earn or pay any fees, either up front or on an ongoing basis, related to this arrangement.

The Company will not earn any fees from the designated custodian. The Company anticipates that it will pay the designated custodian customary ongoing fees for acting a securities custodian.

NRI Real Estate Investment and Technology, Inc.

July 20, 2022

13.	Refer to your response to comment 17. Please clarify how the Transfer Agent will prevent transfers of Security Tokens from one wallet to another compatible wallet for sales that were not matched on an ATS. Additionally, to the extent that holders of Security Tokens can engage in secondary sales that are not on an ATS, describe the procedures to effect those sales, including how the Transfer Agent records the transfer, the material features of the Transfer Agent’s whitelisting procedures and AML/KYC procedures, and the role of custodians in transfers of Security Tokens effectuated other than on an ATS.

The Company intends to facilitate the trading of the Security Tokens on the ATSs. Holders of untokenized shares of the Company’s common stock will not be able to trade their securities on the ATS. If the Company is successful in facilitating trading on the ATS, then the Transfer Agent will not recognize any transfers of Security Tokens not matched by the ATS. However, holders of untokenized shares will be able to privately transfer their untokenized shares pursuant to applicable securities laws, and, if we fail to facilitate the trading of Security Tokens on an ATS, holders of the Security Tokens may revoke the Security Tokens, revert to book entry and engage in trading in accordance with traditional broker-dealer over-the-counter market practices. The Transfer Agent will record all transfers of shares in accordance with industry standards for registered transfer agents.

Shares will remain in book entry form with the Transfer Agent until the holder elects to trade, and notifies the Company and Transfer Agent of their intent to trade. For a stockholder who elects to record its shares in the form of Security Tokens, the Transfer Agent will mint a Security Token for each share as requested by the holder, which will be transmitted directly to the custodian’s designated layer one wallet. The Transfer Agent’s book entry will be updated to reflect the existence of the active Security Token to correspond with their stockholder account book entry along with the designated wallet address. At no time does the stockholder take receipt of the token into any form of self custody wallet. Under the three step process, shares will only be moved to and from qualified custodian account wallets.

Should a holder of common stock represented by Security Tokens choose to cease trading activity, upon notification, the Transfer Agent will terminate the active status of the holder’s Security Token, revert the share back to book entry record, and then notify the custodian of the deactivation status. At that time the custodian will transfer the Security Token to a burn address wallet where the Security Token is destroyed. Should the holder elect to engage in trading again in the future, the Transfer Agent will again initiate the aforementioned process of minting and transmitting to the designated custodian.

Upon notification of a pending trade from the ATS, the Transfer Agent will conduct a preliminary check to determine the validity of the proposed trade, particularly with respect to ownership concentration rules for a REIT. The Transfer Agent will notify the ATS if the transaction is eligible, at which time the ATS will finalize the order match. The ATS will notify the holder and custodian of a matched trade and provide the custodian with settlement instructions. The custodian then completes its internal process of settlement and transfer of the Security Token(s) and notifies the Transfer Agent of the successful completion of the transaction. The Transfer Agent will then update the share registry with final recordation of the completed trade with the corresponding buyer account.

NRI Real Estate Investment and Technology, Inc.

July 20, 2022

The Transfer Agent has accepted the KYC/ AML identity records from the Company as the initial information for each holder of record. As noted above, AML and KYC checks for purchasers of the Limited Partner interests were conducted by North Capital Private Securities Corporation, an SEC registered broker-dealer and alternative trading system. Any new holder must have a brokerage account with the ATS, which conducts KYC/ AML checks as part of their account creation process. The Transfer Agent will accept the KYC/ AML records from the ATS and/or the custodian as the identifier for each new holder account. To the extent the Transfer Agent is additionally required to conduct independent KYC/ AML checks, it will do so through their own account verification process utilizing commercial third-party service providers.

Due to the limitation of trading to Security Tokens, the Transfer Agent does not anticipate trading of book entry or certificated forms of shares. In the event that book entry or certificated forms of shares would trade in the future, the Transfer Agent will conduct the transfer of shares in accordance with industry standards for registered transfer agents. At no time will book entry shares or certificated shares in non-token form be deemed eligible for trading by the Transfer Agent. The Transfer Agent will only whitelist, remove legends from, or transfer shares in accordance with industry standards for registered transfer agents.

Discrepancies Between the Blockchain and the Transfer Agent’s Book-Entry, page 61

14.	Refer to your response to comment 15. Please describe in greater detail the process to remedy discrepancies in the event a transfer has not been entered in the Transfer Agent’s records. Also describe the process to remedy discrepancies between the Transfer Agent’s distributed ledger and the Transfer Agent’s book-entry record and clarify which record controls.

Pursuant to the Transfer Agency and Services Agreement between the Company and Transfer Agent, the Transfer Agent is authorized to refuse to make any transfer that it determines in good faith not to be in good order. The process to remedy discrepancies between the Transfer Agent’s distributed ledger and the Transfer Agent’s book-entry record would trigger initiation of a pause on transfers and discrepancy diagnosis until the Transfer Agent determined in good faith that the information is in good order. In the event a transfer has not been entered in the Transfer Agent’s book-entry records and that event results in a discrepancy with the Transfer Agent’s distributed ledger, the Transfer Agent’s distributed ledger will control.

NRI Real Estate Investment and Technology, Inc.

July 20, 2022

Transfer Restrictions, page 61

15.	Refer to your response to comment 16. Please describe the procedures to remove restrictions on transfer and clarify whether this process is initiated by the transfer agent or the token holder.

As is the case with a traditional share of common stock, the Company’s Transfer Agent will have a record of those holders who hold common stock, including shares of common stock represented by Security Tokens, that contain a transfer restrictive legend pursuant to applicable securities laws. Should a holder seek to transfer its shares of the Company, whether that be by trading his or her Security Tokens on the ATS or otherwise, they would initiate a transfer request with the Transfer Agent. If such holder’s securities contain a restrictive legend, the Transfer Agent would notify the holder and the Company that the holder’s securities must have the legend removed prior to transferring. The Company intends to facilitate any removal of a restrictive transfer legend upon satisfactory confirmation from the holder that he or she is not an affiliate (as such term in defined in Rule 144) and has held the securities for the applicable holding period under Rule 144. Upon confirmation from the holder, the Company intends to facilitate any other required items the Transfer Agent may need for the transfer, including potentially causing an opinion to be delivered to the Transfer Agent that such legend removal is permissible under Rule 144.

Audited Financial Statements for the Years Ended December 31, 2021 and 2020

1. Summary of Significant Accounting Policies

Organization, page F-7

16.	We have reviewed your response to our prior comment 18. Please expand on your conclusion that the acquisition of 1350 S Dixie Holdings LLC should be accounted for as a reorganization of entities under common control in accordance with ASC 805-50-15. In your response, please address the following:

●	Tell us whether your transaction is consistent with any of the examples discussed in ASC Topic 805-50-15-6(a) through 805-50-15-6(g).

We believe that the transaction is consistent with the first example in ASC 805-50-15-6(a) which is set out below. In this case, an entity has formed and chartered a new entity and transferred some or all of its net assets to the newly chartered entity. Prior to the transaction, all assets were held by 1350 S Dixie Holdings LLC (the “Property Owner”). As part of the transaction, all assets were transferred by it to the Operating Partnership.

NRI Real Estate Investment and Technology, Inc.

July 20, 2022

●	Given their prior 80% ownership 1350 S Dixie Holdings LLC, explain to us how you determined 54M 1350 S Dixie Hwy LLC did not have a controlling interest prior to the transaction. Please include a discussion of all the material rights held by 54M 1350 S Dixie Hwy LLC prior to the acquisition.

Although 54M 1350 S Dixie Hwy LLC owned approximately 80% of the Property Owner prior to the transaction, NPI South Dixie LLC, an Investor Member of the Property Owner, was the Managing Member. The rights of the Investor Member include substantial protective rights including approval of the annual budget, approval for overruns, approving a transaction to sell the Property, approving a transaction to merge, consolidate, liquidate, dissolve, etc., approving agreements for loans, and modifying agreements. While Investor Members do not have substantive rights to control day-to-day operations of the Property Owner, NPI South Dixie LLC was also the Managing Member and therefore had the substantive control over the day-to-day operations of the Property Owner. As such, 54M 1350 S Dixie Hwy LLC, notwithstanding its percentage ownership, did not have a controlling interest prior to the transaction.

NRI Real Estate Investment and Technology, Inc.

July 20, 2022

●	It appears that your analysis relies on Messrs. Nolan, Reynolds and O’Neill representing a common control group prior to and after the transaction. Please explain to us how you determined these three individuals should be considered a control group. Alternatively, tell us whether any single individual had control of the property both prior to and after the transaction.

Pre-transaction, Messrs. Nolan, Reynolds and O’Neill are considered a common control group. Mr. Nolan and Mr. Reynolds are the controlling members of NPI South Dixie LLC, which is the Managing Member of the Property Owner. Mr. Nolan and Mr. Reynolds each wholly own entities called Nolan Company LLC and Design Development Investments LLC, who own 75% and 25% of NP International USA, LLC, respectively. NP International USA, LLC is the Managing Member of NPI Coral Gables, LLC, which is the Managing Member of NPI South Dixie LLC. Mr. O’Neill is the Chief Investment Officer of NP International USA, LLC and has an implied approximately 1.3% interest in NPI South Dixie LLC through NP International Real Estate Fund, LLC. As such, Messrs. Nolan, Reynolds and O’Neill are considered a common control group pre-transaction.

Post-transaction, the Sponsor General Partner controls the Operating Partnership. The Sponsor General Partner is managed and controlled by NRI Real Token Advisors LLC. NRI Real Token Advisors LLC is 100% owned by Nolan Reynolds International, LLC, whose owners are Mr. Nolan and Mr. Reynolds, through their respective 100% ownership of Nolan Company LLC and Design Development Investments LLC. Mr. O’Neill is an executive of the aforementioned entities. As such, the individuals of Messrs. Nolan, Reynolds and O’Neill are considered a common control group post-transaction.

17.	We have reviewed your response to comment 19, and note your analysis and conclusion that the Operating Partnership is a VIE. Please provide us with a detailed analysis supporting your conclusion that you are the primary beneficiary of Operating Partnership in accordance with ASC 810. Please cite the specific accounting literature you relied upon in your response.

An analysis was performed to determine if the Company should consolidate the Operating Partnership. The Company is a General Partner of the Operating Partnership and owns a 0.1% interest in the Operating Partnership. The Sponsor General Partner has assigned the Sponsor General Partner management responsibilities to an affiliated entity, NRI Real Token Advisors LLC. The Sponsor General Partner of the Operating Partnership holds approximately 65% of the Operating Partnership.

NRI Real Estate Investment and Technology, Inc.

July 20, 2022

In accordance with ASC 810-10-15, a variable interest entity (“VIE”) analysis was performed to determine if the Company controlled, and as a result, should consolidate, the Operating Partnership. An entity is a VIE under the ASU if it meets any of the following criteria:

●	The entity does not have enough equity to finance its activities without additional subordinated financial support.

●	The at-risk equity holders, as a group, lack any of the following:

○	The power, through voting rights or similar rights, to direct the activities that most significantly impact the entity’s economic performance.

○	The obligation to absorb an entity’s expected losses.

○	The right to receive an entity’s expected residual returns.

●	The legal entity is structured with non-substantive voting rights.

The Operating Partnership is funded with approximately 65% equity from the Sponsor General Partner. The Sponsor General Partner, NRI Real Token Thesis LLC, is ultimately controlled by NRI Real Token Advisors LLC, and therefore, Nolan Reynolds International, LLC. The amount of equity invested exceeds the amount of equity other limited partners and investors have contributed.

We reviewed the Operating Partnership Agreement to determine if the at-risk equity holders lack certain powers, rights or obligations. Through the review of Sections 7.4.a and 6.1.b.viii of the Operating Partnership Agreement, the at-risk equity holders lack (i) the ability to remove the General Partner, (ii) kick-out rights and (iii) the ability to dissolve the Operating Partnership. The at-risk equity holders maintain their right to receive their pro-rata share of gains and losses in the partnership per Section 5 of the Operating Partnership Agreement and are not required to absorb additional losses of the Partnership. Lastly, the legal entity is structured with non-substantive voting rights. Through review of the Operating Partnership Agreement, the at-risk equity holders lack the ability to (i) replace the fund manager or general partner, (ii) influence or control major decisions impacting the financial performance of the entity including the ability to approve compensation, and (iii) determine the overall investment strategy of the entity based on Sections 7.4 and 8.1 of the Operating Partnership Agreement.

Based on foregoing analysis, the Company considered ASC 810-10-15, and determined that the Company’s general partnership interest in the Operating Partnership should be accounted for as a VIE, and as a result, the Company controls the Operating Partnership and the financials of the Operating Partnership have been consolidated in accordance with ASC 810-10-15 and within the financials of the Company presented in the Registration Statement.

In addition, the Operating Partnership wholly owns the Property Owner, and as a result, controls the Property Owner and the Property. Subsequent to November 19, 2021, Messrs. Nolan, Reynolds and O’Neill were the sole members of the Company’s Board of Directors and were the owners of 90% of the Company’s common equity. In addition, Mr. Reynolds and Mr. O’Neill were, and continue to be, the Company’s Chief Executive Officer and Chief Investment Officer, respectively. As a result, Messrs. Nolan, Reynolds, and O’Neill controlled the Company, and through the Company’s control of the Operating Partnership, the Property Owner as well.

NRI Real Estate Investment and Technology, Inc.

July 20, 2022

The Sponsor General Partner, which is an affiliate of the General Partner, has full, complete and exclusive discretion to manage and control the business of the Operating Partnership for the purposes stated in the Operating Partnership Agreement, and shall make all decisions affecting the business and assets of the Operating Partnership, subject to the restrictions specifically contained in the Operating Partnership Agreement. Examples of the foregoing include the right to:

(a)	acquire, purchase, own, operate, lease, dispose and exchange of any property or other assets, that the Sponsor General Partner determines are necessary or appropriate or in the best interests of the business of the Operating Partnership;

(b)	construct buildings and make other improvements on the properties owned or leased by the Operating Partnership;

(c)	authorize, issue, sell, redeem or otherwise purchase any partnership interests or any securities (including secured and unsecured debt obligations of the Operating Partnership, debt obligations of the Operating Partnership convertible into any class or series of partnership interests, or options, rights, warrants or appreciation rights relating to any partnership interests) of the Operating Partnership; or

(d)	use assets of the Operating Partnership (including, without limitation, cash on hand) for any purpose consistent with the Operating Partnership Agreement, including, without limitation, payment, either directly or by reimbursement, of all operating costs and general administrative expenses of the Company, the Operating Partnership or any subsidiary of either, to third parties or to the Sponsor General Partner as set forth in the Operating Partnership Agreement.

In conclusion, we believe that the Operating Partnership is a VIE because the Company has the ability to direct the activities of the Operating Partnership, which would impact the Operating Partnership’s economic performance, and has the obligation to absorb expected benefits and losses according to the Operating Partnership Agreement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Paul Berkowitz, Esq. at (305) 579-0658.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Paul Berkowitz
Paul Berkowitz, Esq.

cc: Brent Reynolds, Chief Executive Officer